August 21, 2025

Qiaojun Lai
Chief Executive Officer
Collab Z Inc.
29 Orinda Way, Unit 2060
Orinda, CA 94563

       Re: Collab Z Inc.
           Amendment No.1 to Registration Statement on Form S-1
           Filed August 8, 2025
           File No. 333-288817
Dear Qiaojun Lai:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1
Dilution, page 42

1. Please clarify for us how the Company calculated its pro forma net tangible book value of $0.7 million as of June 30, 2025.
2. Please update your dilution disclosures so the amounts in the table and in your narrative disclosures are consistent. For example, your existing narrative states that the pro forma net tangible book value per share as of June 30, 2025 was $0.13, however your table reflects a pro forma net tangible book value per share of $0.11.
       Please revise accordingly.
 August 21, 2025
Page 2

        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ross David Carmel